Fidelity (logo) Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

May 7, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

RE:	Fidelity Rutland Square Trust II Trust (the trust):

Strategic Advisers Core Income Fund
Strategic Advisers Income Opportunities Fund
Strategic Advisers International II Fund
Strategic Advisers International Fund
Strategic Advisers Small-Mid Cap Fund
Strategic Advisers U.S. Opportunity II Fund
Strategic Advisers U.S. Opportunity Fund (the funds)

File No. 333-139427

Ladies and Gentlemen:

On behalf of the trust, transmitted herewith pursuant to the Securities Act of 1933 and Rule 488 thereunder, is the trust's Registration Statement on Form N-14. The purpose of this filing is to register shares of beneficial interest of Strategic Advisers Core Income Fund, Strategic Advisers Income Opportunities Fund, Strategic Advisers International II Fund, Strategic Advisers International Fund, Strategic Advisers Small-Mid Cap Fund, Strategic Advisers U.S. Opportunity II Fund, and Strategic Advisers U.S. Opportunity Fund (each an Acquiring Fund and collectively, the Acquiring Funds), each a series of the trust in connection with the proposed acquisition by the Acquiring Funds of all of the assets of PAS Core Income Fund of Funds, PAS Income Opportunities Fund of Funds, PAS International Fidelity Fund of Funds, PAS International Fund of Funds, PAS Small-Mid Cap Fund of Funds (formerly PAS Small Cap Fund of Funds), PAS U.S. Opportunity Fidelity Fund of Funds, and PAS U.S. Opportunity Fund of Funds, respectively (each an Acquired Fund and collectively, the Acquired Funds), each a series of Fidelity Rutland Square Trust (File Nos. 333-109560 and 811-21439) and the assumption by the Acquiring Funds of the liabilities of the Acquired Funds, respectively, solely in exchange for shares of the Acquiring Funds (each a "Reorganization" and collectively, the "Reorgranizations"). The Reorganizations are in connection with the related Agreement and Plan of Reorganization (the "Agreement").

In connection with the Reorganizations, filed herewith are the Notice to Shareholders, Proxy Statement and Prospectus (the "Proxy Statement"), and Form of Agreement, to be sent to shareholders of the Acquired Funds.

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

The Special Meeting of Shareholders is scheduled to be held on August 9, 2010. It is expected that the Proxy Statement will be mailed to shareholders on or about June 21, 2010, more than 20 days before the meeting. Accordingly, pursuant to Instruction F of Form N-14, the Part B of the Form N-14 will not accompany the Proxy Statement sent to shareholders. As required by Instruction F, a statement indicating that documents are available upon oral or written request without charge is included in the Proxy Statement.

We would appreciate receiving Staff comments, if any, on this filing no later than May 28, 2010. Questions or comments regarding this filing should be directed to Jamie Plourde at (617) 563-1375.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Sincerely,

/s/Larry D. Paterson
Larry D. Paterson
Legal Product Group